Exhibit 99.1

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of Atlantica Yield plc:

We have audited the accompanying financial statements of Myah Bahr Honaine S.p.a. (the “Company”), which comprise the statement of financial position as of December 31, 2016, and the related statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Myah Bahr Honaine S.p.a. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

The accompanying statement of financial position of Myah Bahr Honaine S.p.a. as of December 31, 2015 and January 1, 2015, and the related statements of income, comprehensive income, changes in equity and cash flows for the periods then ended were not audited, reviewed, or compiled by us and, accordingly, we do not express an opinion or any other form of assurance on them.

/s/ Deloitte Algérie Sarl

Algiers, Algeria

May 5, 2017

Statement of financial position
Amounts in thousands of Usd

	Notes (1)	As of December 31, 2016	As of December 31, 2015 (unaudited)	As of January 1, 2015 (unaudited)
Non-current assets

Contracted concessional assets	5	196,161	196,166	239,562
Financial investments	6	382	392	481
Total non-current assets		196,543	196,558	240,043

Current assets

Inventories		3	6	1
Trade and other receivables	6&7	9,369	4,693	20,219
Prepayments	6	305	295	288
Financial investments	5&6	25,359	34,510	41,509
Cash and cash equivalents	6&8	29,214	34,367	32,431
Total current assets		64,250	73,871	94,447

Total assets		260,793	270,429	334,490

Equity and liabilities

Share capital	9	45,989	45,989	45,989
Legal reserve	9	4,457	3,484	2,165
Retained earnings		99,853	88,618	111,801
Profit/(loss) for the year		24,967	33,530	-
Currency translation differences		(33,933)	(30,346)	-
Total equity		141,333	141,275	159,955

Non-current liabilities

Provisions		979	1,005	2,366
Long-term project debt		102,861	116,291	153,535
Total non-current liabilities	6&10	103,840	117,296	155,900

Current liabilities

Related parties	6&14	4,302	2,073	5,165
Short-term project debt	6&10	11,207	9,644	11,495
Trade and other payables	6&10	110	141	1,974
Total current liabilities		15,620	11,857	18,634

Total equity and liabilities		260,793	270,428	334,490

(1) Notes 1 to 16 are an integral part of the financial statements

Income Statement
Amounts in thousands of Usd

	Notes (1)	For the year ended December 31, 2016	For the year ended December 31, 2015 (unaudited)

Revenue	12	47,828	54,409
Other operating income		12	2,462
Employee benefit expenses		(453)	(430)
Depreciation, amortization and impairment charges		(21)	(16)
Other operating expenses	12	(17,898)	(17,601)
Operating profit		29,468	38,823

Financial income	12	37	251
Financial expenses	12	(4,538)	(5,545)
Financial expenses, net		(4,501)	(5,294)

Profit before income tax		24,967	33,530

Income tax		-	-
Profit for the year		24,967	33,530

(1) Notes 1 to 16 are an integral part of the financial statements

Statements of comprehensive income
Amounts in thousands of Usd

	For the year ended December 31, 2016	For the year ended December 31, 2015 (unaudited)

Profit for the year	24,967	33,530
Items that may be subject to transfer to income statement
Currency translation differences	(3,587)	(30,346)
Total comprehensive income for the year	21,380	3,184

Statements of changes in equity
Amounts in thousands of Usd

	Notes (1)	Share capital	Retained earnings	Legal reserve	Profit for the year	Currency translation differences	Total Equity

Balance as of January 1, 2015		45,989	111,801	2,165	-	-	159,955

Dividend distribution		-	(21,864)	-	-	-	(21,864)
Allocation to legal reserves		-	(1,319)	1,319	-	-	-
Profit for the year		-	-	-	33,530	-	33,530
Currency translation differences		-	-	-	-	(30,346)	(30,346)

Balance at December 31, 2015		45,989	88,618	3,484	33,530	(30,346)	141,275

Distribution of prior year result		-	32,557	973	(33,530)	-	-
Dividend distribution		-	(21,322)	-	-	-	(21,322)
Profit for the year		-	-	-	24,967	-	24,967
Currency translation differences		-	-	-	-	(3,587)	(3,587)

Balance at December 31, 2016		45,989	99,853	4,457	24,967	(33,933)	141,333

(1) Notes 1 to 16 are an integral part of the financial statements

Statements of cash flow
Amounts in thousands of Usd

	Notes (1)	For the year ended December 31, 2016	For the year ended December 31, 2015 (unaudited)
I. Profit for the year		24,967	33,530
Non-monetary adjustments
Depreciation, amortization and impairment charges		21	16
Finance (income)/expenses		4,501	5,294
Other non-monetary items		3,336	(1,677)

II. Profit for the year adjusted by non-monetary items		32,825	37,163

III. Variations in working capital		(3,391)	1,334

Net interest paid		(4,535)	(5,313)

A. Net cash provided by operating activities		24,899	33,184

Investment in contracted concessional assets		(67)	(35)

B. Net cash used in investing activities		(67)	(35)

Repayment of Project debt		(8,659)	(9,120)
Dividends paid to company´s shareholders		(21,322)	(21,864)

C. Net cash provided by/ (used in) financing activities		(29,982)	(30,985)

Net increase/(decrease) in cash and cash equivalents		(5,150)	2,165

Cash and cash equivalents at beginning of the year		34,367	32,431
Translation differences on cash and cash equivalents		(4)	(228)

Cash and cash equivalents at end of the year		29,214	34,367

(1) Notes 1 to 16 are an integral part of the financial statements

Notes to the financial statements for the year ended December 31, 2016 and 2015

Note 1.-  Nature of the business

Myah Bahr Honaine S.p.a. (“MBH” or “the Company”), was incorporated in Algeria as a Société par actions on September 16, 2006.

The main activity of the Company is the operation of a water desalination plant located in Taffsout, Algeria, near three important cities: Oran, to the northeast, and Sidi Bel Abbés and Tlemcen, to the southeast. The offices are located in Dely Ibrahim, Alger (Algeria).

The technology selected for the Honaine plant is currently the most commonly used in this kind of project. It consists in desalination using membranes by reverse osmosis. MBH has a capacity of seven million of cubic feet (M ft3) per day of desalinated water and has been in operation since July 2012. The project serves a population of approximately 1 million.

The water purchase agreement is a U.S. dollar indexed 25-year take-or-pay contract with Sonatrach/Algerienne des Eaux (“ADE”), from Commercial Operation Date (“COD”). The tariff structure is based upon plant capacity and water production, covering variable cost (water cost plus electricity cost). Tariffs are adjusted monthly based on the indexation mechanisms that include local inflation, U.S. inflation and the exchange rate between the U.S. dollar and local currency.

The following table provides an overview of the concessional asset:

Asset	Type	Location	Capacity (Gross)	Counterparty Credit Ratings	COD(1)	Contract Years Left(2)
Honaine	Water	Algeria	7 M ft3/ day	Not rated	3Q 2012	21

(1) Commercial Operation Date (“COD”).
(2) As of December 31, 2016.

On February 3, 2015, Atlantica Yield Plc (“Atlantica”) completed the acquisition of 25.5% of MBH held by Abengoa.  The Company is currently 49% owned by Algerian Energy Company, SPA (“AEC”)1 and 51% by Geida Tlemcen, S.L. At the same time, Geida Tlemcen S.L. is 50% owned by Sociedad Anonima Depuracion y Tratamientos (“Sadyt”), a subsidiary of Sacyr, S.A., and 50% by ABY Concessions Infrastructures, S.LU., a subsidiary of Atlantica (see Note 9).

Atlantica is a public limited company listed on the NASDAQ Global Select Market and incorporated in England and Wales. It is a total return company that owns, manages, and acquires renewable energy, conventional power, electric transmission lines and water revenue-generating assets, focused on North America (United States and Mexico), South America (Peru, Chile, Brazil and Uruguay) and Europe and Middle East (EMEA).

These financial statements of MBH as of and for the year ended December 2016, have been prepared in connection with Rule 3-09 of Regulation S-X, of the US Securities and Exchange Commission (SEC) which requires to file with the SEC, the separate financial statements of a significant equity method investee (see Note 2.2).

These financial statements were approved and authorized for issuance by Francisco Martinez Davis, Chief Executive Officer of Atlantica, on May 5, 2017.

1 AEC is the Algerian agency in charge of delivering Algeria’s large-scale desalination program. It is a joint venture set up in 2001 between the national oil and gas company, Sonatrach, and the national gas and electricity company, Sonelgaz. Each of Sonatrach and Sonelgaz owns 50% of AEC.

Note 2.-  Basis of preparation

2.1.	Statement of compliance

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) adopted by the International Accounting Standard (IAS) Board (hereinafter, IFRS-IASB) and show the equity and financial situation at December 31, 2016 and 2015, and January 1, 2015, as well as the gains and losses on its operations, changes in its equity and cash flow statement for the reporting period ended as of December 31, 2016 and 2015.

Although the Company has reported a reporting package under IFRS to Atlantica in the past in order to allow Atlantica to record the Company under the equity method in its consolidated financial statements following consistent accounting standards, these financial statements are prepared in accordance with IFRS 1, “First time adoption of IFRS”. The Company has adopted all IFRS standards and the adoption was carried out in accordance with IFRS 1. The transition was carried out from accounting principles generally accepted in Algeria (“Algerian GAAP”) which is considered as the Previous GAAP. An explanation of the effect of the transition from Previous GAAP to IFRS on the Company’s equity as of January 1, 2015 and results of operations for the year 2015 is provided in Note 16.

Accounting policies have been applied consistently to all periods presented in these financial statements including the preparation of the IFRS opening statement of financial position as at January 1, 2015 (“Transition Date”) for the purpose of the transition to IFRS and as required by IFRS 1.

In general, these financial statements have been prepared on a historical cost basis, except for those headings for which the aforementioned standards expressly mention a different mandatory measurement criterion. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

These financial statements have been prepared under the going-concern assumption.

The Company does not have any subsidiary as of and for any period presented and the financial information presented herein only reflects the transactions related to MBH.

2.2.	First-time application of IFRSs

These Company´s financial statements were prepared in accordance with IFRSs for the first time, although the Company has reported a reporting package under IFRS to Atlantica in the past in order to allow Atlantica to record the Company under the equity method in its consolidated financial statements following consistent accounting standards,

The Company´s financial statements under Previous GAAP for the years ended December 31, 2016, 2015 and 2014 were approved by the shareholders on April 19, 2017, April 11, 2016 and April 20, 2015, respectively. These are prepared in accordance with Algerian GAAP and, therefore, differ from the amounts included in these financial statements, which were prepared in accordance with IFRS-IASB.

MBH is considered a significant equity investment for Atlantica for the year ended December 31, 2016, based on Regulation S-X 210.3-09 Separate Financial Statements of Subsidiaries Not Consolidated and 50 Percent or Less Owned Persons. Therefore, Atlantica must prepare these separate financial statements prepared under IFRS-IASB. The Company will continue to prepare its annual financial statements in accordance with Algerian GAAP for local purposes and will continue to report to Atlantica under IFRS for consolidation purposes.

The Company selected January 1, 2015, as the Transition Date to IFRS, and applied IFRS 1 “First-time Adoption of International Financial Reporting Standards” at that date. Despite the fact that the acquisition of the Company was completed by Atlantica on February 3, 2015, the Company has applied all IFRSs effective to the opening statement of financial position on January 1, 2015. The effect of this assumption in financial statements is not material.

Adjustments to convert financial statements to IFRS are the same as the ones used in the reporting under IFRS the Company has historically been performing to Atlantica, and those applied in the preparation of the consolidated accounts of Atlantica, prepared under IFRS-IASB, and included within the 20-F filed with the SEC.

In accordance with IFRS 1, Note 16 includes the reconciliation of equity at the date of transition as well as of the results of operations for the year 2015 between Algerian GAAP and IFRS-IASB.

2.3.	Application of new accounting standards

a)	Standards, interpretations and amendments effective from January 1, 2016 under IFRS-IASB, applied by the Company in the preparation of these financial statements:

-	Annual Improvements to IFRSs 2012-2014 cycles;

-	IAS 1 (Amendment) ‘Presentation of Financial Statements’ under the disclosure initiative;

-	IAS 27 (Amendment) ’Separate financial statements’ regarding the reinstatement of the equity method as an accounting option in separate financial statements;

-	IAS 16 (Amendment) ’Property, Plant and Equipment’ and IAS 38 ’Intangible Assets’, regarding acceptable methods of amortization and depreciation;

-	IFRS 11 (Amendment) ‘Joint Arrangements’ regarding acquisition of an interest in a joint operation;

-	IAS 16 ‘Property, Plant and Equipment’ and 41 ‘Agriculture’ (Amendment) regarding bearer plants.

The impact of the application of these standards, amendments and interpretations is not significant.

b)	Standards, interpretations and amendments published by the IASB that will be effective for periods beginning on or after January 1, 2017:

-	IFRS 9 ’Financial Instruments’. This Standard will be effective from January 1, 2018 under IFRS-IASB, earlier applications is permitted;

-	IFRS 15 ’Revenues from contracts with Customers’. IFRS 15 is applicable for annual periods beginning on or after January 1, 2018 under IFRS-IASB, earlier application is permitted;

-	IFRS 16 ’Leases’. This Standard is applicable for annual periods beginning on or after January 1, 2019 under IFRS-IASB, earlier application is permitted, but conditioned to the application of IFRS 15;

-
IAS 12 (Amendment) ‘Recognition for Deferred Tax for Unrealised Losses’. This amendment is mandatory for annual periods beginning on or after January 1, 2017 under IFRS-IASB, earlier application is permitted;

-	IAS 7 (Amendment) ‘Disclosure Initiative’. This amendment is mandatory for annual periods beginning on or after January 1, 2017 under IFRS-IASB, earlier application is permitted;

-
IFRS 15 (Clarifications) ’Revenues from contracts with Customers’. This amendment is mandatory for annual periods beginning on or after January 1, 2018 under IFRS-IASB, earlier application is permitted;

-
IFRS 2 (Amendment) ‘Classification and Measurement of Share-based Payment Transactions’. This amendment is mandatory for annual periods beginning on or after January 1, 2018 under IFRS-IASB, earlier application is permitted;

-
IFRS 4 (Amendment). Applying IFRS 9 ‘Financial Instruments’ with IFRS 4 ‘Insurance Contracts’. This amendment is mandatory for annual periods beginning on or after January 1, 2018 under IFRS-IASB, earlier application is permitted;

-	IFRIC Interpretation 22 ’Foreign Currency Transactions and Advance Consideration’, mandatory for annual periods beginning on or after January 1, 2018 under IFRS-IASB, earlier application is permitted;

-	IAS 40 (Amendment) ’Transfers of Investment Property’. This amendment is mandatory for annual periods beginning on or after January 1, 2018 under IFRS-IASB, earlier application is permitted;

Although the application of the afore mentioned standards is still under analysis, the Company does not anticipate the effect of the application of any of the above standards, interpretations or amendments to have a significant effect in the financial statements of the Company.

2.4.	Critical accounting policies and estimates

Some of the accounting policies applied require the application of significant judgment by management to select the appropriate assumptions to determine these estimates. These assumptions and estimates are based on historical experience, advice from experienced consultants, forecasts and other circumstances and expectations as of the close of the financial period. The assessment is considered in relation to the global economic situation of the industry and region where the Company operates, taking into account future development of the businesses. By their nature, these judgments are subject to an inherent degree of uncertainty; therefore, actual results could materially differ from the estimates and assumptions used. In such cases, the carrying values of assets and liabilities are adjusted.

The most critical accounting policies, which reflect significant management estimates and judgment to determine amounts in these financial statements, are Contracted concessional agreements (see Note 3.1.).

As of the date of preparation of these financial statements, no relevant changes in the estimates made are anticipated and, therefore, no significant changes in the value of the assets and liabilities recognized at December 31, 2016, are expected.

Although these estimates and assumptions are being made using all available facts and circumstances, it is possible that future events may require management to amend such estimates and assumptions in future periods. Changes in accounting estimates are recognized prospectively, in accordance with IAS 8, in the income statement of the year in which the change occurs.

2.4.1.	Useful lives of contracted concessional assets items

The useful lives of contracted concessional assets are estimated in accordance with the foreseeable life cycles for the use of desalination plants. The Company reviews the useful lives of the plant every year. In the case of technical innovations and changes in the cycles of the sector in which it operates, the Company determine whether it is necessary to correct that estimate, and if the estimate differs from that previously performed, the effect of the change is accounted on a prospective basis beginning from the year in which the change is made.

2.4.2.	Revenue recognition

As mentioned in Note 1, MBH signed a “public-to-private” arrangement to build, operate and transfer of a concessional infrastructure for a 25 year period which includes the design of the infrastructure, as well as the services related to its operation and maintenance for the period agreed.

Consequently, as per the provisions of International Financial Reporting Interpretations Committee 12 (“IFRIC 12”), the Company recognized a financial asset at the fair value of the construction services and measured revenue and costs for providing construction services during the period of construction of the infrastructure in accordance with IAS 11 “Construction Contracts”.

Project name	Country	Period of Concession	Offtaker	Arrangement Terms (price)	Description of the Arrangement
Honaine	Algeria	25 Years	Sonatrach & ADE	U.S. dollar indexed take-or-pay contract with Sonatrach / ADE	25 years purchase agreement

The financial asset is subsequently recorded at amortized cost calculated according to the effective interest method. Revenue from operations and maintenance services is recognized in each period according to IAS 18 “Revenue”. The remuneration of managing and operating the asset resulting from the valuation at amortized cost is also recorded in revenue.

2.5.	Functional currency and presentation currency

The financial statements are presented in thousands of US Dollars (Usd). The functional currency of the Company is the Dinar (Dzd).

The conversion to the presentation currency from the functional currency has been performed using the following procedures:

-	Assets and liabilities for each statement of financial position presented were translated at the closing rate;

-	For each period presented, income and expenses in the period were translated at the average exchange rate of the period;

-	All resulting exchange differences were recognized in the other comprehensive income.

The conversion to the presentation currency has a negative impact in equity, within the line Other comprehensive income, of $33,933 thousand and $30,346 thousand as of December 31, 2016 and 2015, respectively.

Note 3.- Significant accounting policies

These are the principal accounting policies used in preparing these financial statements:

3.1. Contracted Concessional Assets

Contracted concessional assets include fixed assets financed through project debt, related to service concession arrangements recorded in accordance with IFRIC 12.

The application of IFRIC 12 requires extensive judgment in relation with, among other factors, (i) the identification of certain infrastructures and contractual agreements in the scope of IFRIC 12, (ii) the understanding of the nature of the payments in order to determine the classification of the infrastructure as a financial asset or as an intangible asset and (iii) the timing and recognition of the revenue from construction and concessionary activity.

The Company recognizes a financial asset as the demand risk is assumed by the grantor, to the extent that the concession holder has an unconditional right to receive payments for the asset and the only substantial risk of non-recovery of the initial investment is credit deterioration of the counterparty.

This asset was initially recognized at the fair value of the construction services provided, in accordance with IAS 11. The financial asset is subsequently recorded at amortized cost calculated according to the effective interest method. Revenue from operations and maintenance services is recognized in each period according to IAS 18 “Revenue”. The remuneration of managing and operating the asset resulting from the valuation at amortized cost is also recorded in revenue.

3.2. Financial investments

Financial investments are initially measured at fair value. Transaction costs that are directly attributable to the acquisition of financial assets are added to the fair value of the financial assets on initial recognition.

The classification of financial investments depends on the nature and purpose for which they were acquired. Management determines the classification of its financial assets at initial recognition.

Financial investments held by the Company other than Contracted concessional assets are classified as ‘Trade and other receivables’.

Trade and other receivables are non-derivative financial assets with fixed or determinable payments, not listed on an active market. After initial recognition, they are measured at amortized cost in accordance with the effective interest rate method.

The effective interest method is a method of calculating the amortised cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Trade and other receivables are assessed for indicators of impairment at the end of each reporting period.  Trade receivables are assessed for impairment on a collective basis even if they were assessed not to be impaired individually. Objective evidence of impairment for a portfolio of receivables could include the Company’s past experience of collecting payments, an increase in the number of delayed payments, as well as observable changes in national or local economic conditions that correlate with default on receivables.

Pursuant to IAS 39, an impairment loss is recognized if the carrying amount of these assets exceeds the present value of future cash flows discounted at the initial effective interest rate.

3.3. Financial liabilities

Financial liabilities include project debt and trade and other payables, which are further described in Note 10.

Borrowings and trade and other payables are initially measured at fair value, net of transaction costs incurred. They are subsequently measured at amortized cost using the effective interest rate method. Any difference between the proceeds initially received (net of transaction costs incurred in obtaining such proceeds) and the repayment value is recognized in the income statement over the duration of the borrowing using the effective interest rate method.

3.4. Related party transactions

In general, operations with related parties are initially recorded at their fair value. The subsequent valuation is made in accordance with the terms set out in the corresponding regulations (refer to Note 14).

3.5. Cash and cash equivalents

Cash and cash equivalents include cash in hand, cash in bank and other highly-liquid current investments with an original maturity of three months or less which are held for the purpose of meeting short-term cash commitments.

3.6. Classification of assets and liabilities as current or non-current.

The Company presents the statement of financial position classifying assets and liabilities between current and non-current. For these purposes, assets and liabilities are considered current if they meet the following criteria:

-	Assets are classified as current if it is expected that they will be realized, sold or consumed within twelve months from the date of close;

-
Liabilities are classified as current if it is expected that they will be settled within twelve months from the date of close, or the Company does not have the unconditional right to defer the cancellation of the liabilities during the twelve months following the date of close.

Note 4.-  Financial risk management

Financial risk factors

The activities carried out by the Company are exposed to different financial risks: market risk, credit risk and liquidity risk.

Management of the Company seeks to minimize the potential adverse effects of these risks on the Company’s financial profitability.

Market risk

The Company is not exposed to interest rate risk considering its debt is at a fixed interest rate. Tariffs of the water purchase agreement are adjusted monthly based on the indexation mechanisms that include local inflation, U.S. inflation and the exchange rate between the U.S. dollar and the local currency.

Credit risk

The Company considers that it has limited credit risk with clients as revenues are derived from revenue contracted agreement with state-owned entities.

Liquidity risk

The aim of the Company’s liquidity and financing policy is to ensure that the Company has sufficient availability of funds to meet its financial commitments.

The Company aims to have adequate capacity for the repayment of its debt in relation to its cash generation capacity.

The Company has a project financing in place. The repayment profile of this debt is established on the basis of the projected cash flow generation of the business. This ensures that sufficient financing is available to meet deadlines and maturities, which mitigates the liquidity risk significantly.

Note 5.- Contracted concessional assets

The amounts and variations registered during the 2016 and 2015 financial year for Contracted concessional assets were:

	Balance as of December 2015 (unaudited)	Additions	Disposals/Other movement	Currency translation differences	Balance as of December 2016
Property plant and equipment - gross	205	7	(9)	(5)	197
Accumulated depreciation	(136)	(4)	9	3	(127)
Property plan equipment, net	69	3	-	(2)	70
Financial assets	196,097	4,973	-	(4,979)	196,091
Total contracted concessional assets	196,166	4,975	-	(4,980)	196,161

	Balance as of January 1, 2015 (unaudited)	Additions	Disposals/Other movement	Currency translation differences	Balance as of December 2015 (unaudited)
Property plant and equipment - gross	214	32	-	(42)	205
Accumulated depreciation	(148)	(16)	-	28	(136)
Property plan equipment, net	66	16	-	(13)	69
Financial assets	239,496	953	-	(44,352)	196,097
Total contracted concessional assets	239,562	969	-	(44,365)	196,166

Contracted concessional assets include mainly the water plant financed through project debt which is accounted for as a financial liability (see Note 10), and relating to service concession arrangements, which is accounted for as a financial asset in accordance with IFRIC 12. The current portion of this financial asset amounts to $ 25.4 million and $ 34.5 million as of December 31, 2016 and 2015 respectively (Note 6.1.).

Property plan and equipment primarily include surface rights, furniture, information processing and transportation equipment’s.

No losses from impairment of “Contracted concessional assets” were recorded during 2016 and 2015.

Note 6.-  Breakdown of financial instruments

6.1. The breakdown of the financial assets as of December 31, 2016, 2015 and January 1, 2015 is as follows:

	Balance as of December 31, 2016	Balance as of December 31, 2015 (unaudited)	Balance as of January 1, 2015 (unaudited)
Clients (Note 7)	9,271	4,389	20,219
Prepayments	305	295	288
IRS supported VAT (Note 11)	99	304	-
Financial investments	25,741	34,902	41,990
Of which, non-current portion	382	392	481
Of which, current portion	25,359	34,510	41,509
Cash and cash equivalents (Note 8)	29,214	34,367	32,431
Total	64,630	74,256	94,927

As of December 31, 2016, financial investments include the current portion of contracted concessional assets (Note 5).

6.2. The breakdown of long-term financial liabilities as of December 31, 2016, 2015 and January 1, 2015 is as follows:

	Balance as of December 31, 2016	Balance as of December 31, 2015 (unaudited)	Balance as of January 1, 2015 (unaudited)
Long-term project debt (Note 10)	102,861	116,291	153,535
Provisions (Note 10)	979	1,005	2,366
Total	103,840	117,296	155,900

The breakdown of short-term financial liabilities as of December 31, 2016, 2015 and January 1, 2015 is as follows:

	Balance as of December 31, 2016	Balance as of December 31, 2015 (unaudited)	Balance as of January 1, 2015 (unaudited)
Related parties (Note 14)	4,302	2,073	5,165
Short-term project debt (Note 10)	11,207	9,644	11,495
Trade accounts payable and other (Note 10)	110	141	1,974
Total	15,620	11,857	18,634

6.3. Analysis by maturities

Amounts of financial instruments with a maturity which is defined or which may be defined classified by year of maturity are as follows:

As of December 31, 2016:

Financial assets	2017	Subsequent years	Total
Clients	9,271	-	9,271
Prepayments	305	-	305
IRS supported VAT	99	-	99
Financial investments	25,359	382	25,741
Total	35,033	382	35,415

Financial liabilities	2017	2018	Subsequent years	Total
Debt with related parties	4,302	-	-	4,302
Project debt	11,207	9,305	93,556	114,068
Trade accounts payable and other	110	-	-	110
Provisions	-	-	979	979
Total	15,620	9,305	94,535	119,460

As of December 31, 2015 (unaudited):

Financial assets	2016	Subsequent years	Total
Clients	4,389	-	4,389
Prepayments	295	-	295
IRS Supported VAT	304	-	304
Financial investments	34,510	392	34,902
Total	39,497	392	39,889

Financial liabilities	2016	2017	Subsequent years	Total
Debt with related parties	2,073	-	-	2,073
Project debt	9,644	9,192	107,099	125,935
Trade accounts payable and other	141	-	-	141
Provisions	-	-	1,005	1,005
Total	11,857	9,192	108,104	129,153

As of January 1, 2015 (unaudited):

Financial assets	2015	Subsequent years	Total
Clients	20,219	-	20,219
Prepayments	288	-	288
IRS Supported VAT	-	-	-
Financial investments	41,509	481	41,990
Total	62,016	481	62,497

Financial liabilities	2015	2016	Subsequent years	Total
Debt with related parties	5,165	-	-	5,165
Project debt	11,495	10,859	142,676	165,030
Trade accounts payable and other	1,974	-	-	1,974
Provisions	-	-	2,366	2,366
Total	18,634	10,859	145,042	174,534

Note 7.- Trade and other receivables

The details of trade and other receivables as of December 31, 2016, 2015 and January 1, 2015 are as follows:

	Balance as of December 31, 2016	Balance as of December 31, 2015 (unaudited)	Balance as of January 1, 2015 (unaudited)
Clients	9,271	4,389	20,219
IRS Supported VAT	99	304	-
Total	9,369	4,693	20,219

The balance indicated in clients fully refers to collection rights with ADE and risk of its balances is minimal, as the collection period is lower than three months.

There were no provisions for impairment losses of loans and accounts receivable at December 31, 2016, 2015 and January 1, 2015.

Note 8.-  Cash and cash equivalents

Cash and cash equivalents corresponds entirely to cash on hand as of December 31, 2016 and 2015.
Cash at hand represent liquid resources held in bank accounts.

Note 9.-  Capital and reserves

As of December 31, 2016, and 2015 and January 1, 2015 the share capital is DZD 4,015,000 thousand comprising 401,500 ordinary shares of one single class and series, all vested with identical economic and voting rights, of a face value of DZD 10,000 each, fully subscribed and paid.

The percentage of ownership of the shareholders of the Company is as follows:

% of shares
Algerian Energy Company, SPA	49%
Geida Tlemcen, S.L.	51%
Total	100%

Legal reserve

In accordance with Article 721 of the Algerian Code de Commerce, a figure equal to 5% of the profit of the financial year must be used to create a legal reserve until it reaches the level of at least 10% of the share capital. This reserve may not be distributed. As of December 31, 2016, the legal reserve represents a 10% of the share capital.

On April 20, 2015, the shareholders of the Company approved during the ordinary shareholder´s meeting to declare a dividend of DZD 2,188,175,000, accounting for a dividend per share of DZD 5,445.

On April 11, 2016, the shareholders of the Company approved during the ordinary shareholder´s meeting to declare a dividend of DZD 2,334,321,000, accounting for a dividend per share of DZD 5,814.

Note 10.-  Project debt and other payables

The breakdown of project debt and other payables as of December 31, 2016, 2015 and January 1, 2015 are as follows:

Item	Balance as of December 31, 2016	Balance as of December 31, 2015 (unaudited)	Balance as of January 1, 2015 (unaudited)
Long-term debt and payable
Provisions	979	1,005	2,366
Project debt	102,861	116,291	153,535
Total long-term debt and payable	103,840	117,296	155,900
Short-term debt and Other payables
Project debt	11,207	9,644	11,495
Payables to related parties	4,302	2,073	5,165
Trade accounts payable and other	110	141	1,974
Total short-term debt and payable	15,620	11,857	18,634
Total debt and other payables	119,460	129,153	174,534

Long and short-term project debt corresponds to the facility agreement, signed in May 2007 and amended in November 2008 and June 2013 with Crédit Populaire d’Algerie, or CPA. The final amount of the loan drawn down was DZD 16,042 million and it accrues a fixed-rate interest of 3.75%. The repayment schedule of this debt is made up of sixty quarterly payments, ending in April 2027.

The carrying value of other liabilities such as trade payables approximates the fair value, given the nature and maturity of these liabilities.

Note 11.-  Tax position

The company is registered to the ANDI “Agence Nationale de Developpement de L`investissement”. This registration grants advantage for companies who invest in Algeria and register to this agency with some conditions. The Company gets from this agency the following benefits:

-	Exemptions from the income tax (“IBS”);

-	Exemption from tax on professional activity (“TAP”).

These benefits are for 10 years from the beginning of the project, being December 11, 2011. After that period, in case the exemption is not extended, a claim may be made under the water purchase agreement for compensation in the tariff.

Due to this income tax exemption, the Company has not registered any income tax asset or liability.

The detail of the current tax receivables and payables as of December 31, 2016, 2015 and January 1, 2015 is as follows:

	Balance as of December 31, 2016	Balance as of December 31, 2015 (unaudited)	Balance as of January 1, 2015 (unaudited)
VAT refundable	99	296	-
Total	99	296	-

As of December 31, 2016, 2015 and January 1, 2015, the Company has open-inspection with the tax authorities.

Note 12.-  Revenue and Expenses

12.1. Revenue for the years ended December 31, 2016 and 2015 amount to $52,207 thousand and $54,409 thousand respectively, and fully relate to the water purchase agreement.

12.2. Breakdown of Other operating expenses for the years ended December 31, 2016 and 2015 is as follows:

Other operating expenses	For the year ended December 31, 2016	For the year ended December 31, 2015 (unaudited)
Operation and maintenance	(10,862)	(11,125)
Leases	(194)	(199)
External technical services	(102)	(198)
Insurance premiums	(638)	(665)
Customs duties	(101)	(136)
Supplies	(5,632)	(4,915)
Other expenses	(369)	(364)
Total other operating expenses	(17,898)	(17,601)
Related parties (Note 14)	(10,862)	(11,125)
Other than related parties	(7,037)	(6,477)

Other operating expenses mainly relates to operation and maintenance for which MBH signed an operation and maintenance contract and a membrane and chemical products supply contract with UTE Honaine O&M (a joint venture between Abengoa Water, S.L. and Sacyr, S.A., each holding 50%). This transaction with Abengoa Water S.L. is considered a related party transaction (see Note 14).

The O&M agreement is a 25-year contract from COD and is composed of a fixed fee and a variable component. The fixed O&M cost covers mainly structural and staff costs. The variable O&M cost covers the chemical products, filters cost and membranes costs related to the water production.

12.3. Breakdown of financial result for the years ended December 31, 2016 and 2015 is as follows:

Financial result	For the year ended December 31, 2016	For the year ended December 31, 2015 (unaudited)
Financial income	37	251
Interest related to project debt	(4,538)	(5,545)
Total financial result	(4,501)	(5,294)
Other than related parties	(4,501)	(5,294)

The decrease of the financial result is mainly due to the effect of the repayment schedule of the project debt, which has decreased by $8.7 million during the year 2016 (see Note 10).

Note 13.-  Guarantees undertaken with Third Parties and Other Contingent Liabilities

The overall sum of the guarantees undertaken with third parties at December 31, 2016, 2015 and January 1, 2015 are as follows:

	Balance as of December 31, 2016	Balance as of December 31, 2015 (unaudited)	Balance as of January 1, 2015 (unaudited)
Guarantees	-	-	5,800

As of January 1, 2015, the guarantees were related to the water purchase agreement in favor of ADE to guaranty payment of potential penalties further to delays in the construction of the plant. Payment of these potential penalties was finally not due and these guarantees were cancelled on October 29, 2015.

Note 14.- Related Parties

The breakdown of balances and transactions with related parties as of December 31, 2016, 2015 and January 1, 2015 is as follows:

As of December 31, 2016:

Company		Short term payables
Geida Tlemcen, S.L.	Shareholder	1
Sadyt, S.A.	O&M	2,827
Abengoa Water, S.L.	O&M	864
Algerian Energy Company SPA	Shareholder	152
Sonelgaz SPA	Affiliate	459
Total		4,302

Company		Operating expenses
Sadyt, S.A.	O&M	(6,447)
Abengoa Water, S.L.	O&M	(4,414)
Total		(10,862)

As of December 31, 2015:

Company		Short term payables (unaudited)
Geida Tlemcen, S.L.	Shareholder	1
Sadyt, S.A.	O&M	1,257
Abengoa Water, S.L.	O&M	423
Sonelgaz SPA	Affiliate	392
Total		2,073

Company		Operating expenses (unaudited)
Sadyt, S.A.	O&M	(6,331)
Abengoa Water, S.L.	O&M	(4,793)
Total		(11,125)

As of January 1, 2015:

Company		Short term payables (unaudited)
Geida Tlemcen, S.L.	Shareholder	1
Sadyt, S.A.	O&M	1,960
Abengoa Water, S.L.	O&M	2,837
Sonelgaz SPA	Affiliate	367
Total		5,165

Note 15.- Subsequent Events

On April 19, 2017, the shareholders of the Company approved during the ordinary shareholder´s meeting to declare a dividend of DZD 1,359,479,000, accounting for a dividend per share of DZD 3,386.

Note 16.- Effects of the adoption of the IFRS on the financial statements

Statement of financial position as of January 1, 2015 (unaudited)
Amounts in thousands of Usd

	Previous GAAP As of January 1, 2015	Effect of adoption of IFRS	Note	IFRS As of January 1, 2015 (unaudited)
Non-current assets

Contracted concessional assets	195,653	43,909	(a)	239,562
Financial investments	481	-		481
Total non-current assets	196,134	43,909		240,043

Current assets

Inventories	1	-		1
Trade and other receivables	20,219	-		20,219
Prepayments	288	-		288
Financial investments	-	41,509	(a)	41,509
Cash and cash equivalents	32,431	-		32,431
Total current assets	52,938	41,509		94,447

Total assets	249,072	85,418		334,490

Equity and liabilities

Share capital	45,989	-		45,989
Legal reserve	2,165	-		2,165
Retained earnings	26,383	85,418	(a)	111,801
Profit for the year	-	-		-
Total equity	74,537	85,418		159,955

Non-current liabilities

Provisions	2,366	-		2,366
Long-term project debt	165,030	(11,495)	(b)	153,535
Total non-current liabilities	167,395	(11,495)		155,900

Current liabilities

Related parties	5,165	-		5,165
Short-term project debt	-	11,495	(b)	11,495
Trade and other payables	1,974	-		1,974
Total current liabilities	7,139	11,495		18,634

Total equity and liabilities	249,072	85,418		334,490

Statement of financial position as of December 31, 2016
Amounts in thousands of Usd

	Previous GAAP As of December 31, 2016	Effect of adoption of IFRS	Note	IFRS As of December 31, 2016
Non-current assets

Contracted concessional assets	141,698	54,462	(a)	196,161
Financial investments	382	-		382
Total non-current assets	142,080	54,462		196,543

Current assets

Inventories	3	-		3
Trade and other receivables	9,369	-		9,369
Prepayments	305	-		305
Financial investments	-	25,359	(a)	25,359
Cash and cash equivalents	29,214	-		29,214
Total current assets	38,891	25,359		64,250

Total assets	180,972	79,821		260,793
Equity and liabilities

Share capital	45,989	-		45,989
Legal reserve	4,373	-		4,373
Retained earnings	4	97,054	(a)	97,058
Profit/(loss) for the year	12,415	12,553	(a)	24,967
Currency translation differences	(10,220)	(20,835)		(31,055)
Total equity	52,561	88,772		141,333

Non-current liabilities

Provisions	979	-		979
Long-term project debt	114,068	(11,207)	(b)	102,861
Total non-current liabilities	115,048	(11,207)		103,840

Current liabilities

Related parties	4,302	-		4,302
Short-term project debt	-	11,207	(b)	11,207
Trade and other payables	9,060	(8,950)		110
Total current liabilities	13,363	2,257		15,620

Total equity and liabilities	180,972	79,821		260,793

Income Statement for the year ended December 31, 2016
Amounts in thousands of Usd

	Previous GAAP For the year ended December 31, 2016	Effect of adoption of IFRS	Note	IFRS For the year ended December 31, 2016

Revenue	51,164	(3,336)	(a)	47,828
Other operating income	12	-		12
Employee benefit expenses	(453)	-		(453)
Depreciation, amortization and impairment charges	(6,925)	6,905	(a)	(21)
Other operating expenses	(26,882)	8,984	(a)	(17,898)
Operating profit	16,916	12,553		29,468

Financial income	37	-		37
Financial expenses	(4,538)	-		(4,538)

Financial expenses, net	(4,501)	-		(4,501)

Profit before income tax	12,415	12,553		24,967

Income tax	-	-		-

Profit for the year	12,415	12,553		24,967

(a) The Company accounted for the water plant as a tangible asset under Previous GAAP, whereas it is accounted for as a financial asset in accordance with IFRIC12 under IFRS-IASB. As a tangible asset, the cost of construction of the plant is recognized when incurred, including any financial costs incurred during the construction period, and it is then amortized over the useful life of the plant. Revenue is recognized in the Income statement from COD for the plant capacity made available and water production provided in each period. As a financial asset under IFRIC 12, cost of construction of the plant is recognized when incurred, excluding any financial costs incurred during the construction period, which are expensed to the Income statement. Revenue is calculated and recognized in the Income statement according to the effective interest method.

As a result, following adjustments to the accounts of the Company prepared under Previous GAAP to obtain accounts under IFRS, are required:

-
Contracted concessional assets and Financial investments short-term: net book value of the tangible asset is replaced by the amortized cost of the financial asset, and the short-term portion of the financial asset is presented within the line Financial investments;

-	Revenue: revenue calculated according to the effective interest method may differ from the amounts invoiced by the Company in each period;

-	Depreciation, amortization and impairment charges: depreciation of the tangible asset under Previous GAAP is reversed;

-
Retained earnings: difference is primarily due to the accounting treatment of finance costs during the construction period, different revenue recognition method and depreciation charge of the tangible asset under Previous GAAP.

(b) Under Previous GAAP, there is no distinction between short-term and long-term of the Project debt. The Company reflected under IFRS the short-term part of the Project debt as such, whereas it is entirely shown as long-term under Previous GAAP.